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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

12012178

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8 – 53297

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING   01/01/11   AND ENDING   12/31/11
        MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER:

    SCIUS SECURITIES LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

    211 MADISON AVENUE
                                  (No. And Street)

NEW YORK,	NY	10016
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

    MICHAEL CHATWIN   (212) 421- 4594
                                                 (Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report *

    FULVIO & ASSOCIATES, LLP   ATTN: JOHN FULVIO, CPA
                           (Name - *if individual state last, first, middle name*)

5 WEST 37th STREET	NEW YORK	NY	10018
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of it possessions.

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 29 2012
PUBLIC
REGISTRATIONS BRANCH

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as basis for the exemption. See section 240.17a-5(e)(2)

SEC 1410 (06-02)



OATH OR AFFIRMATION

I, _____ MICHAEL CHATWIN _____ , swear (or affirm) that, to the

best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

_____ SCIUS SECURITIES LLC _____ , as of

_____ DECEMBER 31, 2011 _____ , are true and correct. I further swear (or affirm) that neither the company

nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that

of a customer, except as follows:

_____

_____

_____

Brian R. Bollinger
Notary Public, State of New York
No. 01BO612~431
Qualified in Nassau County
Commission Expires May 29, 2013

_____
Notary Public

_____
Signature

_____ CEO _____
Title

This report ** contains (check all applicable boxes):

- ☑ (a) Facing page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation or Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of previous audit.
- ☐ (o) Supplemental independent Auditors Report on Internal Accounting Control.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

FULVIO & ASSOCIATES, L.L.P.

JOHN FULVIO, CPA
SUSAN E. VAN VELSON, CPA
KENNETH S. WERNER, CPA

Certified Public Accountants

New York Office:
5 West 37th Street, 4th Floor
New York, New York 10018
TEL: 212-490-3113
FAX: 212-986-3679
www.fulviollp.com

Connecticut Office:
95B Rowayton Avenue
Rowayton, CT 06853
TEL: 203-857-4400
FAX: 203-857-0280

INDEPENDENT AUDITORS' REPORT

To the Member of
   SCIUS Securities LLC:

We have audited the accompanying statement of financial condition of SCIUS Securities LLC (the "Company") as of December 31, 2011 that you are filling pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of SCIUS Securities LLC as of December 31, 2011 in conformity with accounting principles generally accepted in the United States of America.

New York, New York
February 23, 2012

SCIUS SECURITIES LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2011

ASSETS

Cash and cash equivalents	$	31,605
Accounts receivable		14,375
Due from broker		5,100
Prepaid expenses		2,826
TOTAL ASSETS	$	53,906

LIABILITIES AND MEMBER'S EQUITY

Liabilities:

Accounts payable	$	38,164
Total liabilities		38,164

Member's equity:

Total member's equity	15,742

TOTAL LIABILITIES AND MEMBER'S EQUITY	$	53,906

The accompanying notes are an integral part of this financial statement.

SCIUS SECURITIES LLC
NOTES TO FINANCIAL STATEMENT
DECEMBER 31, 2011

NOTE 1.   ORGANIZATION AND SIGNIFICANT ACCOUTING POLICIES

SCIUS Securities LLC (the "Company"), a Delaware limited liability company formed February 20, 2001, changed its name from Spire Securities, LLC. The Company is a securities broker-dealer, registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company acts as an investment banker for early stage and development stage companies seeking private equity funding.

These financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America which require the use of estimates by the managing member.

The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents.

No provision for federal and state income taxes has been made since the Company is not a taxable entity. The member is individually liable for the taxes on the Company's income or loss.

The company has determined that there are no uncertain tax positions which require adjustment or disclosure on the financial statements. The tax years that remain subject to examination by taxing authorities are 2008, 2009 and 2010.

NOTE 2.   NET CAPITAL REQUIREMENT

The Company is subject to SEC Uniform Net Capital Rule 15c3-1 which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2011 the Company had net capital of $10,041, which was $5,041 in excess of its required net capital of $5,000.

SCIUS SECURITIES LLC
NOTES TO FINANCIAL STATEMENT
DECEMBER 31, 2011
(continued)

NOTE 3   RELATED PARTY TRANSACTIONS

During 2011, the Company operated out of an office shared by the Company and its parent company, SCIUS Capital LLC (the "Parent"). The Company and the Parent entered into an Administrative Service Agreement on December 3, 2002, as amended, where the Parent agrees to furnish the Company with administrative and other services, as well as pay for the cost of operating the Company, such as the office rent expense, cost of rental or purchase of furniture and equipment, utilities, payroll, and any other general and overhead expenses of the Company. The Parent has adequate resources independent of the Company to pay these expenses, and the Company has no additional obligation, either direct or indirect, to compensate a third party for these expenses.

NOTE 4.   SIGNIFICANT GROUP CONCENTRATION OF RISK

In the normal course of its business, the Company enters into financial transactions where the risk of potential loss due to changes in the market (market risk) or failures of the other parties to the transaction to perform (counterparty risk) exceeds the amounts recorded for the transaction.

The Company's policy is to continuously monitor its exposure to the market and counterparty risk through the use of a variety of financial, position and credit exposure reporting and control procedures. In addition, the Company has a policy of reviewing the credit standing of each broker-dealer, clearing organization, customer and/or other counterparty with which it conducts business.

NOTE 5.   SUBSEQUENT EVENTS

Subsequent events have been evaluated and no events have been identified which require disclosure.